UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 03, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

By means of this letter, we hereby announce, as a Relevant Information Communication that Graña y Montero continues to monitor the Peruvian government’s ongoing inquiries relating to alleged corrupt transactions by Odebrecht. In addition, Graña’s Risk, Compliance and Sustainability Committee is close to completing the internal investigation commissioned by Simpson Thacher & Bartlett relating to participation in consortia with Odebrecht in the IIRSA Sur Sections 1 and 2, IIRSA Norte, Construction of the Tranche 1 and 2 of the Electric Train Platform, Chavimochic and Peruvian Southern Gas Pipeline. G&M´s investigation has included the review of hundreds of thousands of documents and communications, numerous witness interviews, and comprehensive forensic accounting analysis, among other steps.

To date, the Risk Committee has identified no evidence that would lead it to conclude that any of the Company’s current or former directors, officers, or employees knowingly participated in, or was aware of, any act of bribery or corruption of public officials in relation to Odebrecht-related projects.  The results of this internal investigation will be discussed at a Shareholder’s Meeting to be called shortly.

The company remains willing to collaborate with Peruvian authorities in any investigation in order to reach definitive conclusions.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 03 2017